
02003595

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 20949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 5 2002 WASH. D.C. SECTION 38

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN Direct, Inc. dba Dreyfus Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Wilshire Blvd, 9th Floor
(No. and Street)

Los Angeles	California	90048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charleen Vallejo (310) 228-2722
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

355 So. Grand Ave., Suite 2000	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charleen Vallejo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dreyfus Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior VP, Treasurer
Title

Notary Public

ERIC SEGALL
Commission # 1291898
Notary Public - California
Los Angeles County
My Comm. Expires Feb 21, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Dreyfus Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Dreyfus Brokerage Services, Inc. (a wholly owned subsidiary of Mellon Financial Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts, and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dreyfus Brokerage Services, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2002

DREYFUS BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	4,798,265
Cash and cash equivalents, segregated for the benefit of customers		453,761,592
Receivable from broker-dealers and clearing organizations		38,055,541
Receivable from customers (less allowance for doubtful accounts of $1,599,724)		337,996,693
Securities owned		55,131
Secured demand note		60,000,000
Premises and equipment, at cost (less accumulated depreciation of $4,845,718)		7,394,510
Exchange memberships, at cost (fair value of $2,307,334)		2,973,500
Deferred tax asset		1,264,156
Goodwill		19,459,990
Other assets		1,523,160
Total assets	$	927,282,538

Liabilities and Stockholder's Equity

Cash overdraft	$	4,976,930
Payable to broker-dealers and clearing organizations		10,265,757
Payable to customers (including free credit balances of $699,363,720)		764,872,632
Payable to affiliates		5,746,109
Securities sold, not yet purchased		2,019
Accounts payable and accrued liabilities		5,608,969
Total liabilities		791,472,416
Subordinated liability		60,000,000
Stockholder's equity:		
Common stock, no par value. Authorized 1,000,000 shares; issued and outstanding 147,880 shares		147,880
Additional paid-in capital		166,856,626
Accumulated deficit		(91,194,384)
Total stockholder's equity		75,810,122
Total liabilities and stockholder's equity	$	927,282,538

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Dreyfus Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Mellon Financial Corporation (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (the SEC), and is a member of various exchanges and the National Association of Securities Dealers, Inc. The Company is a California corporation with offices located in Los Angeles, California; New York, New York; Chicago, Illinois; and Boca Raton, Florida. The Company's former name was Pacific Brokerage Services (PBS). During 2001, the Parent began negotiations to sell the Company. Effective January 31, 2002, the Company was sold.

(2) Significant Accounting Policies

(a) Securities Transactions

The Company records all transactions on a settlement-date basis, including proprietary securities transactions and customer securities transactions. The statement of financial condition effect of recording these transactions on a settlement-date basis does not differ materially from a trade-date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) Securities Failed to Receive

Liabilities to other broker-dealers related to transactions not yet settled are recorded at the amounts for which the securities were acquired and are paid upon receipt of the securities from the other broker-dealer. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

(e) Premises and Equipment

Premises and equipment are depreciated over the estimated useful lives of the underlying assets, which range from three to five years, using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(f) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed or purchased under agreements to sell, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including bank loans, securities loaned or sold under agreements to repurchase, subordinated liabilities, and certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices.

(g) Exchange Memberships

The exchange memberships are recorded at cost or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(h) Cash and Cash Equivalents, Segregated for the Benefit of Customers

Cash and cash equivalents, segregated for the benefit of customers, consist primarily of securities purchased under agreements to resell (Resale Agreements) and cash. Resale Agreements are accounted for as collateralized financing transactions, using Government National Mortgage Association (GNMA) notes, and are recorded at the contract amount. At December 31, 2001, the contract amount of the outstanding Resale Agreement was $443,000,000, held with the Parent, and the fair value of such collateral is approximately $456,003,459. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under Resale Agreements. Collateral is valued daily, and the Company may require counterparties to deposit collateral when appropriate.

(i) Goodwill

Goodwill, which represents the excess of purchase price over fair value net assets acquired, is amortized on a straight-line basis over 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business.

(j) Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(Continued)

(k) Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent. Taxes are calculated on a separate-return basis and the amount of current tax or benefit is either remitted to or received from the Parent. State and local taxes are filed separately.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(3) Premises and Equipment, at Cost

As of December 31, 2001, furniture, equipment, and leasehold improvements consisted of the following:

Furniture and fixtures	$	738,984
Computer equipment		4,995,542
Office equipment		2,171,302
Leasehold improvements		4,334,400
		12,240,228
Less accumulated depreciation and amortization		4,845,718
Total	$	7,394,510

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

The following is a summary of the major categories of receivable from and payable to broker-dealers and clearing organizations as of December 31, 2001:

Receivable from broker-dealers and clearing organizations:		
Securities borrowed	$	31,574,650
Securities failed to deliver		56,199
Clearing deposits		6,024,083
Receivable from correspondents		221,153
Dividends receivable		179,456
	$	38,055,541
Payable to broker-dealers and clearing organizations:		
Securities loaned	$	6,312,800
Securities failed to receive		727,321
Dividends payable		349,226
Clearing organizations		2,876,410
	$	10,265,757

(Continued)

The Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other broker-dealers for similar purposes.

(5) Subordinated Liability and Secured Demand Note

Liability subordinated to claims of general creditors aggregated $60,000,000 at December 31, 2001, is non-interest bearing, and matures on January 31, 2003.

The liability was incurred upon receipt of a non-interest bearing, secured demand note from the Parent. Such secured demand note is collateralized with U.S. government agency securities having a fair value of $60,845,861. The subordinated borrowing is covered by an agreement approved by the New York Stock Exchange, Inc. and is thus available in computing net capital under the SEC uniform net capital rule. To the extent that such liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(6) Leases

The Company has entered into various operating lease agreements for office space and computer equipment that expire on various dates. Certain office and equipment lease agreements are with an affiliate of the Company. Minimum future rental payments under such agreements are summarized as follows:

	Total
Year ending December 31:	
2002	$ 1,796,893
2003	1,659,319
2004	1,574,624
2005	1,508,858
2006	1,544,740
Total	$ 8,084,434

(7) Income Taxes

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to the net deferred tax asset of $1,264,156. The net deferred tax asset balance consists of the following components:

Deferred tax assets:	
Accrued compensation	$ 955,985
Loan loss provision	451,057
Total deferred tax assets	1,407,042
Deferred tax liabilities:	
Depreciation	(20,163)
Stock exchange seat	(122,723)
Total deferred tax liabilities	(142,886)
Net deferred tax asset	$ 1,264,156

There was no valuation allowance for deferred tax assets as of December 31, 2001. Management believes it is more likely than not the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

(8) Financial Instruments

(a) Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold, not yet purchased, repurchase agreements, and option contracts. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(b) Credit Risk

In the normal course of business, the Company's customer and correspondent clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to risk in the event the customer or other broker-dealer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving

(Continued)

the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Company to significant risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(c) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(9) Benefit Plan

The Parent is the sponsor of a defined benefit contribution plan (the plan) under Section 401(k) of the Internal Revenue Code which covers eligible employees of the Company. The Parent matches an amount equal to $.50 on the dollar, up to 6% of the employees annual base salary. Employee contributions are matched by contribution of the Parent's common stock.

(10) Commitments and Contingencies

(a) Litigation

The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on the Company.

(b) Assets Pledged and Other Security Transactions

At December 31, 2001, the Company was contingently liable to the Options Clearing Corporation for approximately $49,101,408 arising from the margin requirement of customer transactions. Such margin requirement is secured by a pledge of customers' margin securities with an aggregate fair value of approximately $99,323,281.

(11) Related Party Transactions

The payable to affiliates includes cash to be paid to the Parent in connection with employee compensation and benefits, federal income taxes, and other administrative expenses. Included in payable to affiliates is $2,646,841 related to federal income taxes.

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the uniform net capital requirements of the SEC under Rule 15c3-1. The Company computes its net capital requirements under the alternative method provided for in the rule. This requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2001, the Company had net capital of $103,135,060, which was $95,253,557 in excess of required capital.



www.edreyfus.com

Member NYSE, SIPC

KPMG LLP
355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071

February 22, 2002

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition of Dreyfus Brokerage Services, Inc. (the "Company"), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and subordinated liabilities, and cash flows for the year then ended, for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position of Dreyfus Brokerage Services, Inc., and the results of its operations, and its cash flows in conformity with accounting principles generally accepted in the United States of America.

We are also providing this letter in connection with our audit of the statement of financial condition of Dreyfus Brokerage Services, Inc., as of December 31, 2001, for the purpose of expressing an opinion as to whether this statement of financial statement presents fairly in all material respects, the financial position of Dreyfus Brokerage Services, Inc. in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you:

   a. All financial records and related data.

   b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

P.O. Box 48921 ▪ Los Angeles, CA 90048
Tel: 310.276.0200 ▪ Fax: 323.937.5024
Email: support@edreyfus.com

3. There have been no:

   a. Instances of fraud[1] involving management or employees who have significant roles in internal control.

   b. Instances of fraud involving others that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   d. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   e. Allegations, either written or oral, of misstatements or other misapplications of accounting principles in the Company's financial statements that have not been disclosed to you in writing.

   f. Allegations, either written or oral, of deficiencies in internal control that could have a material effect on the Company's financial statements that have not been disclosed to you in writing.

   g. False statements affecting the Company's financial statements made to you, our internal auditors, or other auditors who have audited entities under our control upon whose work you may be relying in connection with your audits.

4. There are no:

   a. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*.

   b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by SFAS No. 5.

   c. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

   d. Events that have occurred subsequent to the statement of financial position date and through the date of this letter that would require adjustment to or disclosure in the financial statements.

---

[1] We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the (consolidated) financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related party[2] transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations[3] known to management that are to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

   d. Off-balance sheet activities, including non-consolidation and revenue recognition. Specifically, for those off-balance sheet activities in which the Company is a sponsor or transferor, the majority owners of the off-balance sheet vehicle are independent third parties who have made and maintained a substantive capital investment in the vehicle, control the vehicle and have substantive risks and rewards of the assets of the vehicle, including residuals.

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[2] We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its managements; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might by prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

[3] Significant estimates are estimates at the balance sheet date which could change materially within next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year. Concentrations include material sources of financing, including off-balance sheet arrangements and transactions with unconsolidated, limited purpose entities, and contingencies inherent in the arrangements, that are reasonably likely to affect the continued availability of liquidity and financing.

e. Significant common ownership or management control relationships requiring disclosure.

f. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

g. Changes in accounting principle affecting consistency.

6. The Company has:

   a. Satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

   b. No plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

   c. No securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

   d. No capital withdrawals anticipated within the next six months except as disclosed in the financial statements.

   e. Complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

   f. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

7. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

   a. Extent, nature, and terms of financial instruments with off-balance-sheet risk;

   b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments; and

   c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

8. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables and appropriate provisions have been made for losses that may be sustained on uncollectible receivables.

9. All regulatory examination reports, correspondence, and similar materials from applicable regulatory agencies have been provided to you.

10. The Company at December 31, 2001, had:

   a. All securities exchange memberships recorded on the books.

   b. All participation in joint accounts carried by others properly recorded.

   c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

11. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under Rule 15c3-1 and approved by New York Stock Exchange.

12. The Company is responsible for determining the fair value of financial instruments as required by SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. The amounts disclosed represent the Company's best estimate of fair value of financial instruments required to be disclosed under the Statement (and other assets or liabilities, if separately disclosed). The Company also has disclosed the methods and significant assumptions used to estimate the fair value of its financial instruments.

13. There are no material weaknesses or inadequacies at December 31, 2001 or during the period January 1, 2001, to February 19, 2002, in internal control and control activities, and the procedures for safeguarding securities, and the practices and procedures followed:

   a. In making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

   b. In making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13.

   c. In complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

   d. In obtaining or maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by Rule 15c3-3.

14. Net capital computations, prepared by the Company during the period January 1, 2001, through February 19, 2002, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and the applicable exchange requirements) at all times during the period. Reserve calculations under Rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

15. Provision, when material, has been made for losses to be sustained as a result of other-than-temporary declines in the fair value of investments.

16. Provision has been made for any material adjustments to long-lived assets, certain identifiable intangible assets and related goodwill in accordance with SFAS No. 121,

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

17. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

18. The financial statements disclose all of the matters of which we are aware that are relevant to the entity's ability to continue as a going concern, including significant conditions and events, and our plans.

19. The Company has accounted for its derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133*, including the requirement for contemporaneous documentation of the hedging relationship and the entity's risk management objective and strategy for entering into the hedge as well as initial and periodic effectiveness assessments.

20. The deferred tax asset valuation allowance has been determined pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes*, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

21. SFAS No. 109 tax planning strategies used in determining the amount of the valuation allowance are prudent and feasible strategies that would, if necessary, be implemented.

22. The calculations of current and deferred tax expense (benefit) and related current and deferred tax assets and liabilities have been determined based on appropriate provisions of applicable enacted tax laws and regulations.

Further, we acknowledge that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

Dreyfus Brokerage Services, Inc.

James Kruger
Chief Risk Officer

Steven Caraco
Chief Financial Officer

Charleen Vallejo
Senior Vice President & Treasurer



DREYFUS BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Mellon Financial Corporation)
(SEC ID. No. 8-20949)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

Filed in accordance with
Rule 17a-5(e)(3) as a Public Document